Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2004	2003	2004	2003

Computation of loss per common share:

Net loss applicable to common shares	$(1,100,534)	$(1,212,280)	$(3,475,704)	$(2,679,305)

Weighted average number of common shares	96,800,352	88,590,429	96,450,666	84,656,310

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.04)	$(0.03)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.